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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. __)*

                   Genovese Drug Stores, Inc.
                        (Name of Issuer)

         Class A Common Stock, par value $1.00 per share
                 (Title of Class of Securities)

                            372442202
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                             Page 2 of 6 Pages
CUSIP No. 372442202            13G

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Genovese Drug Stores, Inc. Employee Stock Ownership Plan &
     Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                             (a) [ ]
                                             (b) [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF           5    SOLE VOTING POWER

SHARES                   297,675

BENEFICIALLY        6    SHARED VOTING POWER

OWNED BY                 0

EACH                7    SOLE DISPOSITIVE POWER

REPORTING                297,675

PERSON WITH         8    SHARED DISPOSITIVE POWER

                         0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     297,675

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
     CERTAIN SHARES*
                                             [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.8%

12   TYPE OF REPORTING PERSON*

     EP

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                             Page 3 of 6 Pages
Item 1(a).     Name of Issuer:

               Genovese Drug Stores, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               80 Marcus Drive
               Melville, NY  11747

Item 2(a).     Name of Person Filing:

               Genovese Drug Stores, Inc. Employee Stock
               Ownership Plan & Trust

Item 2(b).     Address of Principal Business Office or, if None,
               Residence:

               80 Marcus Drive
               Melville, NY  11747

Item 2(c).     Citizenship:

               New York

Item 2(d).     Title of Class of Securities:

               Class A Common Stock, par value $1.00 per share

Item 2(e).     CUSIP Number:

               372442202

Item 3.        If this statement is filed pursuant to Rule 13d-
               1(b), or 13d-2(b), check whether the person filing is a:

               (a)  [ ]  Broker or Dealer registered under
                         Section 15 of the Act
               (b)  [ ]  Bank as defined in section 3(a)(6) of
                         the Act
               (c)  [ ]  Insurance Company as defined in section
                         3(a)(19) of the Act
               (d)  [ ]  Investment Company registered under
                         section 8 of the Investment Company Act
               (e)  [ ]  Investment Adviser registered under
                         section 203 of the Investment Advisers
                         Act of 1940
               (f)  [X]  Employee Benefit Plan, Pension Fund
                         which is subject to the provisions of
                         the Employee Retirement Income Security
                         Act of 1974 or Endowment Fund; see
                         Section 240.13d-1(b)(1)(ii)(F)
               (g)  [ ]  Parent Holding Company, in accordance
                         with Section 240.13d-1(b)(ii)(G) (Note:
                         See Item 7)

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                                             Page 4 of 6 Pages

               (h)  [ ]  Group, in accordance with
                         Section 240.13d-1(b)(1)(ii)(H)

Item 4.        Ownership

               (a)  Amount Beneficially Owned

                    297,675

               (b)  Percent of Class

                    6.8%

               (c) Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote

                         297,675

                    (ii) shared power to vote or to direct the
                         vote

                         0

                    (iii) sole power to dispose or to direct the
                          disposition of

                         297,675

                    (iv) shared power to dispose or to direct the
                         disposition of

                         0


Item 5.        Ownership of Five Percent or Less of a Class

               Not applicable

Item 6. Ownership of More than Five Percent on Behalf of another Person

               The Reporting Person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974. As such, the participants in and beneficiaries of the Genovese Drug Stores, Inc. Employee Stock Ownership Plan & Trust are entitled to dividends from and proceeds from the sale of the securities owned by the Reporting Person in accordance with the terms of the Reporting Person's plan documents and applicable law.


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                                             Page 5 of 6 Pages

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company

               Not applicable

Item 8. Identification and Classification of Members of the Group

               Not applicable

Item 9.        Notice of Dissolution of Group

               Not applicable

Item 10.       Certification

                    "By signing below I certify that, to the best
               of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

                            SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        February 14, 1994
                                             Date


                                   /s/ Leonard Genovese
                                           Signature


                                   Leonard Genovese, as Trustee
                                           Name/Title

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                                             Page 6 of 6 Pages

      ANNEX A TO SCHEDULE 13G OF GENOVESE DRUG STORES, INC.
              EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

The aggregate number of shares shown as beneficially owned by the Reporting Person includes the effect of a 10% stock dividend paid in January 1994.